
August 31, 2011

<u>Via E-mail</u>
Mr. Mac McConnell
Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

> **RE:** **DXP Enterprises, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed July 27, 2011**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Legal Proceedings, page 13

1. Notwithstanding the merits of the case, tell us whether it is reasonably possible that you may incur a material loss related to the BP America Production Company litigation. If not, provide us more information about this litigation so that we can better understand why a material loss is not reasonably possible.

   If a material loss is reasonably possible, please revise future filings to include all appropriate disclosures in compliance with ASC 450, in the footnotes to your audited financial statements.

2. You indicate that you are a party to various legal proceedings arising in the ordinary course of your business and do not believe that the outcome of any of these various proceedings will not have a material adverse effect on your business, financial condition or results of operations. Please revise your disclosure to indicate that you do not believe that the outcome of any of these various proceedings will have a material adverse effect on your cash flows as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

3. In future filings, please consider including a more formal analysis by each individual reportable segment.

Discussion of Critical Accounting Policies, page 25

Revenue Recognition, page 25

4. In future filings, please address the percentage of completion method in more detail. Please quantify the amounts recognized under this method, discuss how and when you record losses on contracts, and the typical time-span of a contract.

Impairment of Long-Lived Assets and Goodwill, page 26

5. You indicate that if you increased your discount rates by 10%, or decreased your expected growth rates by 10% when estimating the fair values of your reporting units, there would not have been any impairment in 2010. In future filings, please specifically disclose whether or not the fair value of your reporting units substantially exceeds the carrying value of your reporting units.

6. On page 27, we note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please disclose the following in future filings:

    *   How you group long-lived assets for impairment and your basis for that determination;
    *   Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
    *   Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
    *   For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Mr. Mac McConnell
DXP Enterprises, Inc.
August 31, 2011
Page 3

Consolidated Statements of Income, page 33

7. In future filings please show revenues from services separately as required by Item5-03 of Regulation S-X. In this regard we note that you provide both products and services in each of your reportable segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant